EXHIBIT 4(d)

Monumental Life Insurance Company

Home Office: Cedar Rapids, IA

RETURN OF PREMIUM DEATH BENEFIT RIDER

This Rider has been made a permanent part of your Contract. This Rider adds a cost provision and amends the coverage provision of the Death Benefit section of your Contract. This Rider is issued in consideration of the Contract Owner’s agreement to the changes described below:

Cost

For the Death Benefit described below, there will be an additional annual charge of 0.20% (0.05% of the Accumulated Value to be assessed at the beginning of each quarter based on the Contract Anniversary Date).

Death Benefit

The Death Benefit payable will be the greater of:

1)	The Accumulated Value of the Contract; or

2)	The sum of all Premium Payments, less any Adjusted Partial Withdrawals and Premium Taxes, if any.

Adjusted Partial Withdrawal - The Adjusted Partial Withdrawal is equal to the Partial Withdrawal amount multiplied by an Adjustment Factor. The Adjustment Factor is equal to the amount of the Death Benefit prior to the Partial Withdrawal divided by the Accumulated Value prior to the Partial Withdrawal.

This Rider takes effect and expires concurrently with the Contract to which it is attached. This Rider is subject to all of the terms and conditions of the Contract not inconsistent herewith.

Signed for the Company at the Home Office.

H. Stacey Boyer	Brenda Clancy
Secretary	President

VVA RP 0811